MEMORANDUM

TO:	Ms. Amanda Ravitz
Division of Corporation Finance
U.S. Securities and Exchange Commission

FROM:	Tyco Flow Control International Ltd.

DATE:	July 30, 2012

RE:	Tyco Flow Control International Ltd.
Amendment No. 2 to Registration Statement on Form S-4
Filed on July 18, 2012
File No. 333-181250

This memorandum sets forth the responses of Tyco Flow Control International Ltd. (the “Registrant” or “New Pentair”) to the letter of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated July 26, 2012, with respect to the above-referenced Amendment No. 2 to the above referenced Registration Statement on Form S-4 (the “Registration Statement”) filed with the Commission on July 18, 2012. For the convenience of the Staff, each of the Staff’s comments is repeated below in italics, and set forth below each such comment is the Registrant’s response.

Exhibit 5.1

1.	Please provide a dated opinion of counsel.

In response to the Staff’s comment, Swiss counsel has revised its opinion accordingly.

2.	Refer to the first paragraph on page 2 of counsel’s opinion. Counsel may examine such documents and make such inquiries that it deems appropriate. Please provide an opinion of counsel that does not include a limitation as to the documents examined.

In response to the Staff’s comment, Swiss counsel has amended its legal opinion by stating that it has, among other things, examined originals or copies of certain documents, and that it has further examined such other records, documents and instruments and made such inquiries as deemed necessary or advisable for purposes of rendering the opinion.

3.	The opinion that you file to satisfy your obligations under Regulation S-K Item 601(b)(5) may not assume conclusions of law that are a necessary requirement of the ultimate opinion nor may it assume any of the material facts underlying the opinion or facts that are readily ascertainable. We note for example, the assumptions in paragraph (c) on page 2 and in paragraphs (g) through (j) on page 3. Please file an opinion that is revised as appropriate.

In response to the Staff’s comment, Swiss counsel has revised its opinion and deleted the assumption in paragraph (c) on page 2.

Swiss counsel respectfully submits that the assumptions in paragraphs (g) through (j) are necessary for Swiss counsel to issue its valid issuance opinion. As of the effective date of the Registration Statement, the prerequisite corporate actions for the issuance of the new shares to be delivered to the Pentair shareholders have not been taken. For the issuance to occur, the following additional actions must be taken:

i. the par value of the new shares must be fully paid in by conversion of freely available equity;

ii. the new shares must be duly authorized by the general meeting of shareholders of New Pentair and the Board of Directors of New Pentair;

iii. the authorization of the general meeting of shareholders of New Pentair must be made on the basis of audited statutory financial statements not older than six months;

iv. the preemptive rights of the shareholders must be validly withdrawn or waived;

v. New Pentair’s board of directors must issue a report on the capital increase;

vi. a qualified Swiss auditor must issue a confirmation that the report on the capital increase is correct and complete;

vii. New Pentair’s Board of Directors must ascertain that the share issuance complies with the resolutions of the general meeting, and that all statutory requirements have been complied with;

viii. the new shares must be registered in the competent commercial register in Switzerland;

ix. the new shares must be registered in New Pentair’s register of uncertificated securities; and

x. each holder of Pentair common shares at the time of the completion of the Merger must be registered as the first holder of the new shares in (i) the main register and (ii) New Pentair’s share register (Aktienbuch), each as maintained by Wells Fargo Bank, N.A.

The corporate actions described above cannot be taken at the effective time of the Registration Statement, but only relatively shortly before the completion of the Merger. For example, the authorizing resolution of New Pentair’s shareholders’ meeting must be made on the basis of audited statutory financial statements. These financial statements will be established only as per end of July 2012. Further, Swiss law does not allow a company to hold more than 10% of its own shares (as would be the case here as result of the issuance of new shares for delivery to the Pentair shareholders), except if it can be reasonably assumed that the shares can actually be transferred on to independent holders. That level of certainty will only be achieved relatively shortly before completion of the Merger. New Pentair expects to be able to issue the new shares approximately 2 to 4 weeks prior to the anticipated date of completion of the Merger.

The Staff is advised that the Registration Statement contains disclosure with respect to the material corporate actions that must be taken for the issuance of the new shares to be delivered to the Pentair shareholders. For example, under the caption “The Transactions – Transaction Timeline” on page 72 of the Registration Statement, Step 3 describes the Swiss audit report referred to in action vi. above and Step 4 describes the actions required by Tyco, in its capacity as sole shareholder of New Pentair, to effect the conversion of freely available equity and authorize the issuance of New Pentair common shares, which covers the items referred to in actions i. through iv. above. The risk factor on page 37 of the Registration Statement entitled “New Pentair shares to be issued to the holders of Pentair common shares must be registered in the Commercial Register . . .” covers actions above relating to the registering of the shares.

4.	Refer to paragraph (d) on page 2 and paragraph (a) on page 4. Please tell us what laws of other jurisdictions would affect the issues required to be addressed by Regulation S-K Item 601(b)(5).

In response to the Staff’s comment, Swiss counsel has revised its opinion and deleted the assumption in paragraph (d) on page 2. Swiss counsel further advises the Staff that no laws other than those of Switzerland would affect the issues required to be addressed by Regulation S-K Item 601(b)(5).

Swiss counsel respectfully submits that it is necessary to retain paragraph (a) on page 3. Swiss counsel is opining in its capacity as Swiss law expert. Swiss counsel is not qualified as to any other law, and accordingly, Swiss counsel limits its opinion to matters of Swiss law.

5.	Refer to paragraph (e) on page 3. Please explain why it is appropriate for counsel to assume that no changes have been made to the commercial register or the articles.

In response to the Staff’s comment, Swiss counsel has revised its opinion and deleted the assumption that the excerpt from the commercial register is complete, correct and up-to-date. Swiss counsel has instead included a reference to the general statutory assumption contained in the Swiss Civil Code of December 10, 1907, as amended, that public registers constitute full proof of the facts evidenced therein. In response to the Staff’s comment, Swiss counsel has revised its opinion and deleted the assumption that the Articles of Association of New Pentair are in full force and effect and have not been amended.

6.	With a view toward disclosure and more specificity of the assumptions, please tell us which actions have not been taken that require the assumptions in paragraph (f) on page 3. Also tell us why those actions cannot be taken before the time that the registration statement is declared effective, and the risk to investors if the actions are not taken.

In response to the Staff’s comment, Swiss counsel has revised its opinion and deleted the assumption in paragraph (f) on page 3.

7.	Please tell us why the qualifications in paragraphs (b), (c) and (d) on page 4 are necessary and appropriate.

In response to the Staff’s comment, Swiss counsel has revised its opinion and deleted the qualification in paragraphs (b) and (d).

Swiss counsel further advises the Staff that the qualification in paragraph (c) is necessary because under Swiss law, the valid issuance of shares in a public offering (under Swiss law, the share exchange in the Merger qualifies as a public offering) requires the inclusion of certain financial statements and schedules and other financial data in the Prospectus. Swiss counsel’s opinion is limited to legal matters and does not address any financial or accounting matters.

8.	Investors are entitled to rely on the opinion that you file per Regulation S-K Item 601(b)(5). The second sentence of the first paragraph on page 4 implies to the contrary. Please obtain and file a revised opinion.

In response to the Staff’s comment, Swiss counsel has revised its opinion accordingly.

Exhibit 8.1

9.	Investors are entitled to rely on the opinion that you file. The first sentence of the first full paragraph on page 3 and the first sentence of the last paragraph of your opinion imply to the contrary. Please obtain and file a revised opinion.

In response to the Staff’s comment, counsel has revised its opinions accordingly.

Exhibit 8.2

10.	Investors are entitled to rely on the opinion that you file. The first sentence of the second paragraph on page 3 implies to the contrary. Please obtain and file a revised opinion.

In response to the Staff’s comment, counsel has revised its opinion accordingly.